Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended May 31, 2010

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the board of directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these financial statements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to these financial statements. The Company maintains a system of internal control and processes intended to provide assurance that assets are safeguarded and to assist in preparation of relevant and reliable financial information.

The board of directors is responsible for reviewing and approving these financial statements and overseeing management’s performance of its financial reporting responsibilities. An audit committee of three non-management directors is appointed by the board. The audit committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the board of directors prior to the approval of the audited financial statements for publication.

KPMG LLP, the Company’s external auditors, who are appointed by the shareholders, audited the financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on these financial statements. Their report follows.

/s/ Albert Friesen	/s/ Eric Johnstone

Dr. Albert D. Friesen	Mr. Eric R. Johnstone, CA
President & CEO	Chief Financial Officer

KPMG LLP
Chartered Accountants
Suite 2000 - One Lombard Place
Winnipeg MB R3B 0X3
Canada

Telephone (204) 957-1770
Fax (204) 957-0808
Internet www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders' equity (deficiency) and cash flows for each of the years in the three-year period ended May 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2010 and 2009 and the results of its operations and cash flows for each of the years in the three-year period ended May 31, 2010, in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Winnipeg, Canada

September 27, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
May 31, 2010 and 2009

	2010	2009

Assets
Current assets:
Cash	$371,262	$1,978,725
Accounts receivable (Note 4)	390,923	551,697
Inventories (Note 5)	550,975	631,303
Prepaid expenses	176,280	357,884

	1,489,440	3,519,609

Property and equipment (Note 6)	68,752	93,532
Intangible assets (Note 7)	4,414,882	5,936,819

	$5,973,074	$9,549,960

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,320,185	$1,512,377
Accrued interest on long-term debt (Note 8)	5,469,343	2,542,560
Long-term debt (Note 8)	24,140,199	-

	30,929,727	4,054,937

Long-term debt (Note 8)	-	25,041,982

Shareholders’ deficiency:
Capital stock (Note 9(b))	116,014,623	116,014,623
Warrants (Note 9(d))	9,065,720	9,065,720
Contributed surplus	4,044,810	3,921,998
Deficit	(154,081,806)	(148,549,300)

	(24,956,653)	(19,546,959)
Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 11)

	$5,973,074	$9,549,960

On behalf of the Board:

/s/ Albert Friesen	/s/ Gerald McDole
Director	Director

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

	2010	2009	2008

Revenue:
Product sales, net	$3,317,073	$4,792,513	$2,247,129

Expenses:
Cost of goods sold, excluding amortization	571,688	377,079	605,623
Selling, general and administrative (Note 12)	4,474,825	9,255,219	12,072,596
Research and development (Note 11(a))	393,385	22,706	28,660,250
Investment tax credits	(306,692)	(565,932)	-
Write-down of fixed and intangible assets	769,335	1,755,955	13,056,697
Amortization	919,215	938,733	2,652,566

	6,821,756	11,783,760	57,047,732

Loss before the undernoted	(3,504,683)	(6,991,247)	(54,800,603)

Other expenses (income):
Interest and other income	(4,913)	(255,713)	(1,149,574)
Interest expense	3,279,608	4,944,682	3,830,838
Foreign exchange loss (gain), net	(1,246,872)	1,635,611	(79,346)

	2,027,823	6,324,580	2,601,918

Loss and comprehensive loss	$(5,532,506)	$(13,315,827)	$(57,402,521)

Basic and diluted loss per share	$(0.04)	$(0.10)	$(0.46)
Weighted average number of common shares used in computing basic and diluted loss per share	130,307,552	130,307,552	125,476,086

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Shareholders’ Equity (Deficiency)
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

	2010	2009	2008

Capital stock:
Balance, beginning of year	$116,014,623	$116,014,623	$109,102,397
Reclassification of warrants	-	-	(6,425,336)
Exercise of options for cash	-	-	90,241
Private placement on October 5, 2007, net of issue costs
of $714,445	-	-	13,247,321

Balance, end of year	116,014,623	116,014,623	116,014,623

Warrants:
Balance, beginning of year	9,065,720	9,094,635	-
Warrants expired during period	-	(28,915)	-
Reclassification of warrants	-	-	6,425,336
Warrants granted with long-term debt	-	-	809,344
Private placement on October 5, 2007, net of issue costs of $104,795	-	-	1,859,955

Balance, end of year	9,065,720	9,065,720	9,094,635

Contributed surplus:
Balance, beginning of year	3,921,998	3,568,055	3,035,024
Stock-based compensation	122,812	325,028	563,272
Warrants expired during period	-	28,915	-
Options exercised - transferred to capital stock	-	-	(30,241)

Balance, end of year	4,044,810	3,921,998	3,568,055

Deficit:
Balance, beginning of year	(148,549,300)	(135,233,473)	(77,830,952)
Loss and comprehensive loss for the period	(5,532,506)	(13,315,827)	(57,402,521)

Balance, end of year	(154,081,806)	(148,549,300)	(135,233,473)

Shareholders’ deficiency	$(24,956,653)	$(19,546,959)	$(6,556,160)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

	2010	2009	2008

Cash provided by (used in):
Operating activities:
Loss and comprehensive loss for the year	$(5,532,506)	$(13,315,827)	$(57,402,521)
Adjustments for:
Amortization of property and equipment	22,969	42,907	78,222
Amortization of intangible assets	896,244	895,826	2,574,344
Amortization of deferred debt issue expense	198,192	383,445	327,484
Accretion on long-term debt	285,818	426,521	216,853
Stock-based compensation	122,812	325,028	563,272
Write-down of inventory	-	92,985	428,822
Write-down of property and equipment	4,041	-	-
Write-down of intangible assets	765,294	1,755,955	13,056,697
Unrealized foreign exchange (gain) loss	(1,372,970)	1,657,142	634,336
Change in the following:
Accounts receivable	160,774	332,646	1,163,917
Inventories	80,328	(407,929)	(105,177)
Prepaid expenses	181,604	739,220	71,499
Research advance	-	200,000	-
Accounts payable and accrued liabilities	(192,192)	(4,338,798)	(2,685,694)
Accrued interest on long-term debt	2,926,783	792,740	1,106,446

	(1,452,809)	(10,418,139)	(39,971,500)
Investing activities:
Acquisition of property and equipment	(2,230)	(3,552)	(14,588)
Acquisition of intangible assets	(139,601)	(234,990)	(572,520)

	(141,831)	(238,542)	(587,108)
Financing activities:
Issuance of common shares and warrants, net of share issue costs	-	-	15,167,276
Proceeds from issuance of long-term debt and warrants	-	-	25,022,600
Repayments of long-term debt	-	(14,454,000)	(3,959,616)
Debt issue expenses	-	-	(1,727,902)
Cash released from restriction	-	14,454,000	(11,916,000)

	-	-	22,586,358
Foreign exchange gain (loss) on cash held in foreign currency	(12,823)	730,476	(1,893,140)

Decrease in cash	(1,607,463)	(9,926,205)	(19,865,390)
Cash, beginning of year	1,978,725	11,904,930	31,770,320

Cash, end of year	$371,262	$1,978,725	11,904,930

Supplementary information:
Cash transactions:
Interest paid	$-	$3,341,975	$2,353,130
Interest received	14,350	542,761	1,023,347

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

1.	Nature of operations and going concern:

Medicure Inc. (the Company) is a biopharmaceutical company engaged in the research and development and commercialization of human therapeutics. The Company has the U.S. rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

The Company’s lead research and development program is TARDOXALTM (product previously referred to as AVASTREMTM). This program grew out of Medicure’s effort to reposition MC-1, pyridoxal 5’ phosphate (P5P), a naturally occurring small molecule, for new chronic medical conditions.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses and cash outflows from operations since incorporation and has significant debt servicing obligations that it does not have the ability to repay without refinancing or restructuring. At May 31, 2010, the Company was in default of the terms of its long-term debt financing obligations, and continues to be in default. Under an event of default, the lender can exercise its security rights under the agreement, and accordingly the long-term debt obligation has been classified as a current liability as at May 31, 2010 (note 8).

The Company has experienced a loss of $5,532,506 and negative cash flows from operations of $1,452,809 in the year ending May 31, 2010, and has accumulated a deficit of $154,081,806 as at May 31, 2010. The Company continues to monitor staff and corporate expenses to the extent deemed appropriate in order to more closely align expenses with net revenue. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. The Company is in ongoing discussions with its senior lender to restructure its debt, and in January 2010, retained advisors to assist in the evaluation of financial alternatives and fundraising options, and to assist in the partnership, license or sale of AGGRASTAT®. No agreements with the lender or other potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached. Further, the Company’s financing agreement includes certain restrictive covenants on commercial and developmental products including intellectual property. Therefore the ability of the Company to execute on its operating plan and/or obtain additional capital is likely to be contingent on having collaborative relationships with its senior lender. The Company is currently evaluating expressions of interest regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company, and may also consider conversion of all or a portion of its long term debt into equity instruments. Such transactions, if completed, could have a significant dilutive effect on existing shareholders. If the Company is unable to restructure its debt, complete other strategic alternatives, and/or secure additional funds, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures, monetization of certain intangibles, and/or the winding up, dissolution or liquidation of the Company.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate. If the “going concern” basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

2.	Significant accounting policies:

	(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 16 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the Company and its wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure Europe Limited. All significant inter-company transactions and balances have been eliminated.

	(b)	Revenue recognition:

The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery, and when no significant contractual obligations remain. Net sales reflect reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates. Interest income is recognized as earned.

	(c)	Inventories:

Inventories of raw materials and packaging materials are valued at the lower of cost and replacement cost. Inventories of finished goods are valued at the lower of cost and net realizable value. Cost is determined under the first-in, first-out method.

	(d)	Cash:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid term deposits and commercial paper. The Company considers all highly liquid term deposits and commercial paper with terms to maturity when acquired of three months or less to be cash equivalents.

	(e)	Property and equipment:

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

Asset	Basis	Annual rate

Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	20%

(f)	Intangible assets:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred.

Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(f)	Intangible assets (continued):

Patents	5 - 20 years
Trademark	10 years
Technology license	8 years
Customer list	10 years

(g)	Deferred debt issue expenses:

Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

(h)	Impairment of long-lived assets:

The carrying amount of long-lived assets which includes property and equipment and intangible assets to be held and used is reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(i)	Stock-based compensation:

The Company has a stock option plan [note 9(c)] for its directors, management, employees and consultants. The Company uses the fair value method of accounting for stock options granted. The fair value of the options is expensed over their vesting period. The Company estimates forfeitures for each grant and incorporates this estimate into the calculation of compensation cost recorded each period.

(j)	Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures (SR&ED) incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(k)	Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets criteria for cost deferral and amortization. No development costs have been deferred to date. Tangible and intangible assets acquired for use in research and development projects are accounted for as described in note 2(e) and (f).

(l)	Clinical trial expenses:

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(m)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

	(n)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The treasury stock method requires that diluted per share amounts be calculated as if all the common share equivalents, such as options and warrants where the average market price for the period exceeds the exercise price, had been exercised at the beginning of the reporting period or at the date of issue, if later, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period. For all periods presented, all common share equivalents have been excluded from the calculation of dilutive loss per share as their effect is anti-dilutive.

	(o)	Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the period.

The operations of the Company’s foreign subsidiaries are considered to be integrated foreign operations and, accordingly, are converted to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at the rate in effect when the assets were acquired or liabilities were assumed and items included in the statements of operations at the average exchange rates in effect at the date of such transactions with resulting exchange gains or losses included in the determination of earnings.

	(p)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Estimates are used when accounting for items and matters such as revenue recognition and allowances for estimated returns and other rebates, inventory provisions, estimated useful lives of intangible assets and equipment, impairment assessments, taxes and related valuation allowances and provisions, share-based compensation, contingencies, and fair values assigned to warrants issued in connection with share and debt issuances. Actual results could differ from those estimates.

	(q)	Financial instruments:

Financial assets and financial liabilities, including derivatives are initially recognized at fair value. Subsequent measurement is determined by the classification of each financial asset and liability. The Company has designated its financial instruments as follows:

Cash and cash equivalents are classified as held-for-trading. They are measured at fair value and the gains or losses resulting from re-measurement at the end of each period are recognized in net loss for the period.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(q)	Financial instruments (continued):

Accounts receivable are classified as loans and receivables. They are measured at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest rate method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities not classified as held-for-trading are accounted for as part of the respective asset or liability’s carrying value at inception and amortized over the expected life of the financial instrument using the effective interest method.

(r)	Changes in accounting policy:

Goodwill and intangible assets:

Effective June 1, 2009, the Company adopted CICA Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research & Development Costs, and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard 38, Intangible Assets. There was no impact on the Company's financial position and results of operations on adoption of this standard.

(s)	Recent accounting pronouncements not yet adopted:

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting Section 1582 also must adopt Sections 1601 and 1602 at the same time.

Section 1582 requires business acquisitions to be measured at fair value on the acquisition date, acquisition-related costs to be expensed, gains from bargain purchases to be recorded in net earnings, and expands the definition of a business. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 requires that non-controlling interest be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. Section 1582 will apply to any business combinations in the period following adoption. The Company is in the process of assessing the impact of adoption of Section 1601 and Section 1602 on its financial statements.

3.	Convergence to International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating for fiscal years beginning on or after January 1, 2011. The Company's first year end under IFRS will be May 31, 2012. The transition date for the Company will be June 1, 2011 and will require restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

4.	Accounts receivable:

	May 31, 2010	May 31, 2009

Trade accounts receivable	$375,228	$448,563
Interest receivable	54	10,352
Other	15,641	92,782

	$390,923	$551,697

As at May 31, 2010, the trade accounts receivable consists of amounts owing from three customers which represent approximately 90 percent (May 31, 2009 - 95 percent) of trade accounts receivable.

5.	Inventories:

	May 31, 2010	May 31, 2009
Raw materials and packaging materials	$120,035	$145,146
Finished goods	430,940	486,157
	$550,975	$631,303

During the year ending May 31, 2010, the Company wrote-off unusable inventory of nil (May 31, 2009 - $92,985, May 31, 2008 - nil). Inventory expensed as part of cost of goods sold during the year ended May 31, 2010 was $218,702 (May 31, 2009 - $279,872, May 31,2008 - $130,850).

6.	Property and equipment:

		Accumulated	Net book
May 31, 2010	Cost	amortization	value
Computer equipment	$36,377	$13,704	$22,673
Furniture, fixtures and equipment	136,429	90,350	46,079
	$172,806	$104,054	$68,752
		Accumulated	Net book
May 31, 2009	Cost	amortization	value
Computer equipment	$155,958	$143,919	$12,039
Furniture, fixtures and equipment	184,056	102,563	81,493
	$340,014	$246,482	$93,532

Included in general and administration expenses is a gain on sale of property and equipment of $7,193 (2009 - nil, 2008 - nil) and the Company also recorded a write-down of property and equipment of $4,041 (2009 - nil, 2008 - nil).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

7.	Intangible assets:

	Cost, net of	Accumulated	Net book
May 31, 2010	impairments	amortization	value

Patents	$8,872,044	$5,304,021	$3,568,023
Trademarks	1,534,440	814,610	719,830
Customer list	270,784	143,755	127,029

	$10,677,268	$6,262,386	$4,414,882

	Cost, net of	Accumulated	Net book
May 31, 2009	impairments	amortization	value

Patents	$9,654,175	$4,696,494	$4,957,681
Trademarks	1,534,440	702,173	832,267
Customer list	270,784	123,913	146,871

	$11,459,399	$5,522,580	$5,936,819

As part of its ongoing review of all intellectual property, the Company recorded an impairment write-down of $765,294 (May 31, 2009 - $1,755,955, May 31, 2008 - $13,056,697). The Company also reviewed the remaining intangible assets for impairments as at May 31, 2010 and has determined no further write-downs were necessary.

During the year ended May 31, 2008, conditions had arisen which triggered the need to review the Company’s long-lived assets for impairment. As a result, the Company recorded an impairment write-down of $13,056,697 to the carrying value of value of patents, trademark, technology license, and customer list which exceeded their fair value based on discounted future cash flows and market prices for similar assets.

As described in Note 8, certain intangible assets are pledged as security against long-term debt.

8.	Long-term debt:

	May 31, 2010	May 31, 2009
Birmingham long-term debt	$24,140,199	$25,041,982
Current portion of long-term debt	(24,140,199)	-
	$-	$25,041,982

Principal repayments to maturity by fiscal year are as follows:

2012	$869,071
2013	1,816,021
2014	2,604,853
2015	3,555,073
2016	4,694,581
Thereafter	12,615,401

26,155,000
Less deferred debt issue expenses (net of accumulated amortization of $559,837)	(2,014,801)

$24,140,199

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

8.	Long-term debt (continued):

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham receives payments based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As at May 31, 2010, the Company was in default of the terms of its debt financing obligations and continues to be in default. The current portion of the minimum payments that are past due included in the accrued interest on long-term debt is $4,540,151, or US $4,339,659 (May 31, 2009 - $1,899,186). Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; and $2,063,280 was originally due July 15, 2010. The debt agreement contains no express provisions to accelerate debt payments in an event of default, however under the agreement the lender can exercise its security rights at any time while in default. Accordingly, for financial reporting purposes, based on the guidance in “EIC-59 Long Term Debt With Covenant Violations”, the outstanding long term debt of US$25 million that is in default has been classified as a current liability as at May 31, 2010 (see Note 1).

As disclosed in (Note 9(d)), the Company issued 1,000,000 warrants associated with the debt financing agreement. The warrants were valued at CDN$809,344 based on the fair value of the options at the date of issue using the Black-Scholes option pricing model. The warrants have been recorded in shareholders’ equity and the Company recorded a long-term debt liability of CDN$24,213,256. The Company also incurred debt issuance costs of CDN$1,727,902, which it has recorded as a discount on the debt. The imputed effective interest rate is 13.3 percent.

Birmingham has the option to convert its rights based on AGGRASTAT® to MC-1 (products that contains P5P) within six months after MC-1’s commercialization, if achieved. Upon conversion to MC-1, Birmingham would be entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter, subject to a minimum annual return of US$2.6 million until May 31, 2020. Birmingham would receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

Birmingham’s participation rights are secured by a first security interest in the intellectual property rights of the Company in AGGRASTAT® and MC-1 (subject to certain specified MC-1 lien release terms), the proceeds derived from the commercialization of AGGRASTAT® and MC-1 (including without limitation any royalties receivable derived from any licensing of AGGRASTAT® and MC-1 to any third party and accounts receivable from the sale of AGGRASTAT® and MC-1 products), all intellectual, proprietary and other rights (including without limitation to contractual promotion and licensing rights and benefits) associated with, or derived from, AGGRASTAT® and MC-1, as well as shares in Medicure Pharma Inc. and Medicure International Inc.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period, of US$70 million to Birmingham.

In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 debt payment rights with the payment, prior to the end of such 30 day period, of US$120 million to Birmingham. The termination options represent an embedded derivative as defined in CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As of May 31, 2010, the estimated fair value of the termination options is nil.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

9.	Capital stock:

	(a)	Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

	(b)	Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, May 31, 2008	130,307,552	$ 116,014,623
Balance, May 31, 2009	130,307,552	116,014,623
Balance, May 31, 2010	130,307,552	$ 116,014,623

(c)	Options:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

Changes in the number of options outstanding during the year ended May 31, 2010 and 2009 are as follows:

		May 31, 2010		May 31, 2009

		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price

Balance, beginning of year	7,272,807	$0.57	6,717,683	$0.87
Granted	-	-	2,905,000	0.04
Forfeited, cancelled or expired	(2,240,615)	0.26	(2,349,876)	0.82

Balance, end of year	5,032,192	$0.71	7,272,807	$0.57

Options exercisable, end of year	4,311,349		3,313,339

Weighted average fair value per unit of options granted during the year at market value on grant date		$-		$0.02

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

9.	Capital stock (continued):

	(c)	Options (continued):

Options outstanding at May 31, 2010 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.03 - $1.00	3,665,025	7.96 years	$0.31	2,965,849
$1.01 - $2.00	1,217,167	5.92 years	$1.65	1,195,500
$2.01 - $2.64	150,000	0.02 years	$2.64	150,000

$0.03 - $2.64	5,032,192	7.23 years	$0.71	4,311,349

The compensation expense related to stock options granted in previous periods under the stock option plan for the year ended May 31, 2010 was $122,812 (2009 - $325,028, 2008 - $563,272).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the following weighted average assumptions. There were no stock options granted during the year ended May 31, 2010.

	May 31, 2010	May 31, 2009

Expected option life	-	6.8 years
Risk free interest rate	-	3.55%
Dividend yield	-	nil
Expected volatility	-	73.55%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period from the date of issuance. For the year ended May 31, 2010, the Company recognized compensation expense of $122,812 (2009 - $325,028, 2008 - $563,272).

(d)	Warrants:

Changes in the number of warrants outstanding during the years ended May 31, 2010, 2009 and 2008 are as follows:

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2008	(Cancelled)	2009	(Cancelled)	2010

104,110 units (August 19, 2008)	104,110	$1.18	104,110	(104,110)	-	-	-

2,602,750 units (August 19, 2010)	2,602,750	$1.18	2,602,750	-	2,602,750	-	2,602,750

4,000,000 units (May 9, 2011)	4,000,000	USD $2.10	4,000,000	-	4,000,000	-	4,000,000

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

9.	Capital stock (continued):

(d)	Warrants (continued):

		Exercise		Granted		Granted
Issue	Original	price	May 31,	(Exercised)	May 31,	(Exercised)	May 31,
(Expiry date)	granted	per share	2008	(Cancelled)	2009	(Cancelled)	2010

3,984,608 units (December 22, 2011)	3,984,608	USD $1.70	3,984,608	-	3,984,608	-	3,984,608

1,000,000 units (December 31, 2016)	1,000,000	USD $1.26	1,000,000	-	1,000,000	-	1,000,000

4,373,913 units (October 5, 2012)	4,373,913	USD $1.50	4,373,913	-	4,373,913	-	4,373,913

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007, as disclosed in note 8.

The warrants expiring on May 9, 2011, December 22, 2011, October 5, 2012, and December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)	Shareholder rights plan:

The Company has a shareholder rights plan, the primary objective of which is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.

10.	Income taxes:

Significant components of the Company's future tax assets (liabilities) are as follows:

	2010	2009

Future tax assets:
Non-capital loss carry-forwards	$5,984,000	$4,956,000
Scientific research and experimental development	3,793,000	3,793,000
Share issue costs	249,000	632,000
Other	737,000	720,000

	10,763,000	10,101,000
less: Valuation allowance	(10,763,000)	(10,101,000)

	$-	$-

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

10.	Income taxes (continued):

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	2010	2009	2008

Loss for the year:
Canadian	$1,250,420	$3,777,652	$5,111,984
Foreign	4,282,086	9,538,175	52,290,537

	$5,532,506	$13,315,827	$57,402,521

Canadian federal and provincial income taxes at 27.00% (2009 - 27.00%; (2008 - 27.00%)	$1,494,000	$3,595,000	$15,499,000
Change in rates	-	-	(964,000)
Permanent differences and other items	59,000	(64,000)	(126,000)
Foreign tax rate in foreign jurisdiction	(932,000)	(2,256,000)	(12,914,000)
Change in valuation allowance	(662,000)	(759,000)	(1,888,000)
Other	41,000	(516,000)	393,000

	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (34 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

At May 31, 2010, the Company has the following available for application in future years:
Unutilized Canadian non-capital loss carried-forward balances for income tax purposes of $10,536,865 (2009 - $7,900,396; 2008 - $10,876,162), with expiry dates ranging from 2011 to 2030;
Unutilized foreign non-capital loss carried-forward balances for income tax purposes of $108,978,814 (2009 - $104,421,816; 2008 - $97,770,849), with no expiry;
Scientific research and development tax credits of $3,826,000 (2009 - $3,826,000; 2008 - $1,983,000), which can be applied against income taxes otherwise payable, with expiry by 2028.

11.	Commitments and contingencies:

	(a)	Commitments:

As at May 31, 2010 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase agreement
commitments

Contractual obligations payment due by fiscal period ending May 31: (USD $)
2011	644,000
2012	805,000
2013	403,000

$1,852,000

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

11.	Commitments and contingencies (continued):

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of USD $1,852,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

In addition, as described in note 8 the Company has entered into a debt financing agreement for a US$25 million upfront cash payment. The minimum annual payments start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017 and continue until May 31, 2020. The cumulative minimum annual payments (from 2008 to 2020) under the agreement aggregate US$49.7 million.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the CEO, (Note 12) under which the Company is committed to pay $25,000 per month or $300,000 per annum. The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties. The Company may terminate this agreement at any time upon 60 days written notice.

Effective January 8, 2010, the Company entered into two agreements under which the Company may be committed to pay success fees for investment banking and advisory services related to the ongoing evaluation of expressions of interest from third parties regarding the potential partnership, license, or sale of AGGRASTAT® and/or an investment in the Company. Fees payable under these agreements are contingent on successful completion of one or more of the above mentioned alternatives and accordingly have not been accrued at May 31, 2010,

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

(i)

Contracts with clinical research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at May 31, 2010, the Company has no outstanding commitments related to clinical research agreements with CROs.

(ii)

As at May 31, 2010, the Company has committed to fund a further $3,000,000 in research and development activities under a development agreement with a research organization. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

(b)	Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)	Royalties:

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

These royalty commitments exclude any obligations to Birmingham pursuant to the debt financing agreement (Note 8).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

11.	Commitments and contingencies (continued):

	(d)	Contingencies:

In the ordinary course of operating the Company’s business it may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

12.	Related party transactions:

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

Related party transactions incurred during the years ended May 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Rent	45,477	69,012	76,268
Business and administrative services	431,000	281,000	272,249
Clinical research services	88,918	-	-

In accordance with the above noted contract (Note 11(a)), the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, intellectual property, accounting, payroll, human recourses and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"). In addition, pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.

13.	Financial instruments:

The Company has classified its financial instruments as follows:

	May 31, 2010	May 31, 2009

Financial assets:
Cash and cash equivalents (held-for-trading)	371,262	1,978,725
Accounts receivable (loans and receivables)	390,923	551,697

	762,185	2,530,422

Financial liabilities:
Accounts payable and accrued liabilities (other financial liabilities)	1,320,185	1,512,377
Accrued interest on long-term debt (other financial liabilities)	5,469,343	2,542,560
Long-term debt (other financial liabilities)	24,140,199	25,041,982

	30,929,727	29,096,919

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

13.	Financial instruments (continued):

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Management cannot reasonably estimate the fair value of the long term debt due to the financial condition of the Company (Note 1) and underlying terms and conditions of the debt agreement (Note 8). The Company has not entered into future or forward contracts as at May 31, 2010.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, restricted cash and accounts receivable. The carrying amounts of the financial assets represent the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from three customers. At May 31, 2010, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations. The Company assessed liquidity risk as high because at May 31, 2010, the Company was in default of the terms of its debt financing obligations (Note 8). The Company continues ongoing discussions with its senior lender to restructure its debt. Based on the Company’s operating plan, its existing working capital is not sufficient to fund its planned operations, capital requirements, debt servicing obligations, and commitments through the end of the fiscal 2011 year without restructuring of its debt and raising additional capital. Depending on the outcome of these negotiations the Company may not have sufficient working capital to maintain operations (see note 1).

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see Note 8.

(c)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency and interest rates, will affect the Company’s earnings or the value of the financial instruments held.

(i) Currency risk:

Currency exchange rate risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of the change in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar denominated cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and long-term debt. The Company has not entered into any forward foreign exchange contracts.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

13.	Financial instruments (continued):

	(c)	Market risk (continued):

		(i)	Currency risk (continued):

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD $)	May 31, 2010	May 31, 2009

Cash	$256,883	$1,151,509
Accounts receivable	344,406	410,885
Accounts payable and accrued liabilities	(972,472)	(934,099)
Accrued interest on long-term debt	(5,227,817)	(2,328,992)
Long term debt	(25,000,000)	(25,000,000)

	$(30,599,000)	$(26,700,697)

Based on the above net exposures as at May 31, 2010, assuming that all other variables remain constant, a 5 percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,600,000 (May 31, 2009 - $1,500,000, May 31, 2008 - $1,800,000) in the Company’s net loss.

(ii)	Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents.

An increase in 100 basis points in interest rates during the year ended May 31, 2010, with all other variables held constant, would have decreased the shareholders’ deficiency and decreased the net loss by approximately $2,300 (May 31, 2009 - $13,000, May 31, 2008 - $70,000). The Birmingham debt has been excluded due to the nature of the interest payments as described in Note 8.

14.	Management of capital:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (Note 1) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, granting of stock options, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended May 31, 2010.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

15.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in three locations; Canada, the United States and Barbados. During the year ended May 31, 2010, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 36 percent, Customer B accounted for 28 percent, Customer C accounted for 26 percent, and the remaining four customers accounted for 10 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	May 31, 2010	May 31, 2009

Canada	$40,871	$129,430
Barbados	4,397,819	5,837,505
United States	44,944	63,416

16.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects with U.S. GAAP except as follows:

	(a)	Intangible assets:

Under Canadian GAAP, the patent costs and acquired technologies which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed as incurred. As a result of this difference in treatment, under U.S. GAAP, certain patent costs and acquired technologies would have been recorded as a component of research and development expense in the year of incurrence.

The effect of this difference is that for the year ended May 31, 2010, research and development expense would have increased by $139,601 (year ended May 31, 2009 - $234,990 and May 31, 2008 - $572,520). Under U.S. GAAP, the related reduction in amortization expense is $65,153 for the year ended May 31, 2010 (year ended May 31, 2009 - $61,821 and May 31, 2008 - $179,587). During the year ended May 31, 2010, the Company wrote-down its patent asset related to research and development activities by $765,294, respectively (year ended May 31, 2009 - $1,755,955 and May 31, 2008 - $883,784). This asset was expensed previously under U.S. GAAP, resulting in an adjustment to decrease net loss of $765,294 (year ended May 31, 2009 - $1,755,955 and May 31, 2008 - $883,784).

	(b)	Change in accounting policies

In November 2007, the Emerging Issues Task Force issued EITF Issue 07-01, Accounting for Collaborative Arrangements (EITF 07-01). EITF 07-01 requires collaborators to present the results of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election. Further, EITF 07-01 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer (or analogous) relationship subject to Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of EITF 07-01. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

16.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Change in accounting policies (continued):

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 141R. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 160. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 revises the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective for financial years beginning on or after November 15, 2008. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 161. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. On June 1, 2009, the Company adopted the currently effective provisions of SFAS 162. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (EITF 07-5).

The instruments affected by this issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under EITF Issue 00-19.

The consensus addresses the following issues:
How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

How an issuer should account for market-based employee stock option valuation instruments.

On June 1, 2009, the Company adopted the currently effective provisions of EITF 07-5. As a result of the adoption of EITF 07-5, the Company reclassified its issued warrants out of equity classification to a liability classification and the warrants were marked-to-market each period with changes in fair value going through the statement of operations. The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. The effect of this difference is that the fair value of warrants equal to $107,322 as at June 1, 2009 was classified as a liability with the related $8,958,398 adjustment to fair value on adoption recorded as a decrease to opening deficit as at that date.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

16.	Reconciliation of generally accepted accounting principles (continued):

	(b)	Change in accounting policies (continued):

In May 2009, the FASB issued FAS No. 165, "Subsequent Events". This pronouncement establishes standards for accounting for and disclosing subsequent event (events which occur after the balance sheet date but before financial statements are issued or are available to be issued). FAS 165 required an entity to disclose the date subsequent events were evaluated and whether that evaluation took place on the date financial statements were issued or were available to be issued. On September 1, 2009, the Company adopted the currently effective provisions of SFAS 165. The adoption of FAS 165 did not have a material impact on the Company's financial condition or results of operations.

In February 2010, the FASB issued ASU 2010-09, which amends ASC 855 to address certain implementation issued related to an entity's requirement to perform and disclose subsequent event procedures. ASU 2010-09 requires entities to make filings with the Securities Exchange Commission (SEC) to evaluate subsequent events through the date the financial statements are issued. The new guidance became effective immediately for financial statements that are issued or available to be issued.

	(c)	Summary:

The impact of the measurement differences to U.S. GAAP on the consolidated statements of operations and deficit are as follows:

	2010	2009	2008

Loss for the year, Canadian GAAP	$(5,532,506)	$(13,315,827)	$(57,402,521)
Adjustments for the following:
Intangible assets (a)	(139,601)	(234,990)	(572,520)
Amortization of intangible assets (a)	65,153	61,821	179,587
Impairment of intangible assets (a)	765,294	1,755,955	883,784
Change in fair value of warrants (b)	69,351	-	-

Loss for the year, U.S. GAAP	$(4,772,309)	$(11,733,041)	$(56,911,670)

Basic and diluted loss per share, U.S. GAAP	$(0.04)	$(0.09)	$(0.45)

Weighted average number of common shares	130,307,552	130,307,552	125,476,086

The impact of the measurement differences to U.S. GAAP would result in the consolidated statements of cash flow items as follows:

	2010	2009	2008

Operating activities	$(1,592,410)	$(10,653,129)	$(40,544,020)
Investing activities	(2,230)	(3,552)	(14,588)
Financing activities	-	-	22,586,358

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

16.	Reconciliation of generally accepted accounting principles (continued):

	(c)	Summary (continued):

The impact of the measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2010	2009	2008

Deferred debt issue expenses	$2,014,801	$2,250,518	$2,554,081
Long-term debt	26,155,000	27,292,500	36,741,000
Warrant liability	37,971	-	-
Intangible assets	3,845,916	4,676,656	5,510,661
Capital stock and contributed surplus	136,304,087	145,246,995	144,921,967
Deficit	(161,867,677)	(166,053,766)	154,320,725

(d)	Recent accounting pronouncements:

The following accounting standards were issued recently by the FASB. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

Codification and Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles (formerly SFAS 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles”).” Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Accounting Standards Codification® (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of ASUs. The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referred and did not impact the Company's consolidated financial statements.

Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”),” which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended May 31, 2010, 2009 and 2008

16.	Reconciliation of generally accepted accounting principles (continued):

(d)	Recent accounting pronouncements (continued):

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. Early adoption is not permitted.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), an Amendment of the Accounting for Transfers of Financial Assets, (formerly SFAS 166, “Accounting for Transfers of Financial Assets”).” This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale, a change to the amount of recognized gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009.

Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

Multiple-Deliverable Arrangements

In October 2009, the FASB provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgmental made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. These amendments will be effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010.

Revenue Recognition for Research and Development Transactions

In April 2010, FASB published guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and non-substantive milestones that should be evaluated individually. The amendments are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted.